Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Triton International Limited:

We consent to the use of our reports dated March 17, 2017 and April 27, 2017, with respect to the consolidated balance sheets of Triton International Limited as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedules, which reports appear in the December 31, 2016 annual report on Form 10-K and Form 10-K/A of Triton International Limited, respectively, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York
September 5, 2017